

June 7, 2011

Via Facsimile
Mr. James J. Kavanaugh
Vice President and Controller
International Business Machines Corporation
1 New Orchard Road
Armonk, NY 10504

> **Re: International Business Machines Corporation**
> **Form 10-K for the Year Ended December 31, 2010**
> **Filed February 22, 2011**
> **Form 10-Q for the Quarter Ended March 31, 2011**
> **Filed April 26, 2011**
> **File No. 001-02360**

Dear Mr. Kavanaugh:

We have reviewed your filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2010

Management Discussion

Liquidity and Capital Resources, page 47

1.   We note that a substantial amount of your earnings of foreign subsidiaries are indefinitely reinvested outside of the U.S. Tell us how you considered disclosing the amount of cash and cash equivalents that are currently held outside of the U.S. and the impact of repatriating the undistributed earnings of foreign subsidiaries. In this regard, we note that this disclosure would illustrate that some cash is not presently available to fund domestic

operations and obligations without paying taxes upon their repatriation. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

Notes to the Consolidated Financial Statements

Note O. Contingencies and Commitments

Contingencies, page 103

2.   We note your disclosure regarding significant legal matters involving the company. If there is a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material you must either disclose the estimated additional loss, or state that such an estimate cannot be made. Please tell us whether you believe that it is reasonably possible that additional losses would be material and, if so, how your disclosures comply with paragraphs 3 through 5 of ASC 450-20-50 and SAB Topic 5Y. In addition, for those matters for which you cannot estimate a range, please supplementally provide the following:

   - Please explain, in sufficient detail for each specific matter, why you are unable to estimate a range.
   - The name of any case in which the plaintiff has requested in public filings a quantified amount of relief and the amount of such relief. For each of these filings, please explain why a range of reasonably possible loss cannot be determined.

        Please ensure that your response addresses each legal matter disclosed in Note O.

Note P. Taxes, page 106

3.   We note your disclosure that the net impact of certain tax items is reflected as part of the foreign tax differential in your rate reconciliation. Please provide us with a breakdown of the components of this line item and tell us how you considered providing further quantitative breakdown of this line item in your disclosure. See Rule 4-08(h)(2) of Regulation S-X.

Form 10-Q for the Quarter Ended March 31, 2011

Management's Discussion and Analysis of Results of Operations and Financial Condition for the Three Months Ended March 31, 2011, page 34

4.   We note that in certain reconciliations, for example those on pages 38, 45 and 46, you have presented your non-GAAP measure before your GAAP measure. Please consider reordering in order to give the GAAP measures more prominence. See Item 10(e)(1)(i)(A) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief